================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                           -----------------------

                                SCHEDULE 14D-9
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

                           -----------------------

                              STANT CORPORATION
                          (Name of Subject Company)

                              STANT CORPORATION
                      (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                 854727-10-4
                    (CUSIP Number of Class of Securities)

                           -----------------------

                                JOHN P. REILLY
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              STANT CORPORATION
                              425 COMMERCE DRIVE
                           RICHMOND, IN 47374-2646
                                (317) 962-6655
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON FILING STATEMENT)

                           -----------------------

                               WITH COPIES TO:
                                 RICHARD HALL
                           CRAVATH, SWAINE & MOORE
                               WORLDWIDE PLAZA
                              825 EIGHTH AVENUE
                              NEW YORK, NY 10019
                                (212) 474-1000

================================================================================

ITEM 1. SECURITY AND SUBJECT COMPANY.

   The name of the subject company is Stant Corporation, a Delaware corporation (the "Company"), and the principal executive offices of the Company are located at 425 Commerce Drive, Richmond, Indiana 47374-2646. The title of the class of equity securities to which this Statement applies is the Common Stock, par value $0.01 per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

   This Statement relates to a tender offer by E&W Acquisition Corp., a Delaware corporation ("Sub") and a wholly owned subsidiary of Tomkins Corporation, a Delaware corporation ("Tomkins"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated April 11, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $21.50 per Share, net to sellers in cash, without any interest upon the terms and subject to the conditions set forth in Sub's Offer to Purchase, dated April 11, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Tomkins is a wholly owned subsidiary of Tomkins PLC, a corporation organized under the laws of England.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 9, 1997 (the "Merger Agreement"), among Sub, Tomkins and the Company, a copy of which is filed as Exhibit 1 to this Statement and incorporated herein by reference. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and satisfaction of the other conditions specified in the Merger Agreement, Sub will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation and become a wholly owned subsidiary of Tomkins (the "Surviving Corporation").

   All references in this Schedule 14D-9 to the Merger Agreement and to the transactions contemplated thereby are to the Merger Agreement and to such transactions as contemplated by the Merger Agreement.

   All information contained in this Statement or incorporated herein by reference concerning Sub, Tomkins or their affiliates, or actions or events with respect to any of them, was provided by Sub or Tomkins, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

   Based on information in the Offer to Purchase, the principal executive offices of Tomkins and Sub are located at 4801 Springfield Street, Dayton, OH 45431.

ITEM 3. IDENTITY AND BACKGROUND.

   (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

   (b) Except as described or referred to in the attached Annex A or set forth below, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or any of its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Sub, its executive officers, directors or affiliates.

   A number of grants of stock options of the Company made to employees of the Company after October 30, 1996, were conditioned upon receiving stockholder approval of the amendments adopted by the Company's Board of Directors (the "Company Board") on October 30, 1996, to the 1993 Stock Option Plan for Key Employees. The stockholders of the Company were to be requested to approve such amendments at the Company's annual meeting of stockholers, originally scheduled for April 30, 1997. As the Merger Agreement requires the Company to postpone indefinitely such meeting and thus not to seek stockholder approval of such amendments, such conditional options will be null and void. The 1997 Special Compensation Incentive Plan for Key Employees of Stant Corporation and Its Subsidiaries was adopted by the Company Board on April 9, 1997, in order to provide affected executives with a cash payment, in lieu of such options, as soon as practicable after the Merger equal to the product of (a) the number of shares of Common Stock subject to each conditional option held by the executive and (b) $21.50 less the option price applicable to such option.

   In connection with the election of Mr. John P. "Jack" Reilly as the Company's President and Chief Executive Officer, the Company and Mr. Reilly entered into an Employment Agreement dated as of January 17, 1997, as amended by a First Amendment dated as of April 9, 1997. For a summary of Mr. Reilly's agreement and the employment agreements of the other executive officers, see "Executive Compensation -Employment Agreements" in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder (the "Information Statement") which is attached as Annex A to this Statement.

   In connection with the Merger, certain amendments were made to the Stock Option Plan for Directors (1993) and to the 1993 Stock Option Plan for Key Employees. For a summary of these amendments, see "Information Concerning the Board of Directors" and "Executive Compensation -Amendment to 1993 Option Plan, respectively, in the Information Statement.

   Effective March 12, 1997, the Company, Bessemer Partners & Co. ("Bessemer Partners") and Tomkins entered into a confidentiality agreement which provides for the confidential treatment by Tomkins and its affiliates of certain oral and written information concerning the Company furnished to Tomkins.

   Tomkins PLC and the Company entered into an agreement dated April 2, 1997, pursuant to which the Company agreed until April 30, 1997, not to solicit other proposals or offers from any person other than Tomkins relating to any merger or business combination involving the Company or the acquisition of a material amount of the Company's stock or assets.

   The following is a summary of certain provisions of the Merger Agreement and a stockholder agreement dated as of April 9, 1997, among Tomkins, Sub and Bessemer Capital Partners, L.P. ("BCP"), and a letter agreement dated as of April 9, 1997, among Tomkins, Sub and W. Thomas Margetts (collectively, the "Stockholder Agreement"). Such summary is qualified in its entirety by reference to the full text of the Merger Agreement and the Stockholder Agreement, copies of which are filed as Exhibits 1, 2 and 3 to this Statement, respectively, and which are incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

MERGER AGREEMENT

   The Offer. The Merger Agreement provides that, subject to the provisions of the Merger Agreement, as promptly as practicable but in no event later than five business days after the announcement of the execution of the Merger Agreement, Sub will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, Sub will purchase all Shares tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, Sub will not reduce the number of Shares sought in the Offer, reduce the Offer Price, modify or add to the conditions of the Offer set forth in "-Conditions to the Offer" below or otherwise amend the Offer in any manner materially adverse to the Company's stockholders, except as provided in the next two sentences, extend the Offer, change the form of consideration payable in the Offer, or waive or modify the Minimum Tender Condition (as defined under "-Conditions to the Offer" below). Notwithstanding the foregoing, Sub may, without the consent of the Company, (i) extend the Offer for a period of not more than 10 business days beyond the initial expiration date of the Offer (which initial expiration date shall be 20 business days following commencement of the Offer), if on the date of such extension less than 90% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer, (ii) extend the Offer from time to time if at the initial expiration date or any extension thereof the Minimum Tender Condition or any of the other conditions to Sub's obligations to purchase Shares set forth in paragraphs (a), (b) and (e) under "-Conditions to the Offer" below shall not be satisfied or waived, until such time as such conditions are satisfied or waived, (iii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer and (iv) extend the Offer for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clauses (i), (ii) or
(iii) of this sentence. In addition, Sub shall at the request of the Company extend the Offer for five business days if at any scheduled expiration date of the Offer any of the conditions to Sub's obligation to purchase Shares shall not be satisfied; provided, however, that Sub shall not be required to extend the Offer beyond December 31, 1997.

   Conditions to the Offer. Notwithstanding any other terms of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, unless (i) there shall have been validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares which would represent at least a majority of the Fully Diluted Shares (the "Minimum Tender Condition") and (ii) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. The term "Fully Diluted Shares" means all outstanding securities entitled generally to vote in the election of directors of the Company on a fully diluted basis, after giving effect to the exercise or conversion of all options, rights and securities exercisable or convertible into such voting securities. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the acceptance of such shares for payment or the payment therefor, any of the following conditions exists:

     (a) there shall be threatened or pending any suit, action or proceeding by any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity") or any other person (in the case of any suit, action or proceeding by a person other than a Governmental Entity, such suit, action or proceeding having a reasonable likelihood of success) (i) challenging the acquisition by Tomkins or Sub of any Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Stockholder Agreement (collectively, the "Operative Agreements"), or seeking to obtain from the Company, Tomkins or Sub any damages that are material in relation to the Company and its subsidiaries taken as a whole, (ii) seeking to prohibit or limit the ownership or operation by the Company, Tomkins or any of their respective subsidiaries of any material portion of the business or assets of the Company, Tomkins or any of their respective subsidiaries, or to compel the Company, Tomkins or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company, Tomkins or any of their respective subsidiaries, as a result of the Offer or any of the other transactions contemplated by the Operative Agreements (the "Transactions"), (iii) seeking to impose limitations on the ability of Tomkins or Sub to acquire or hold or exercise full rights of ownership of, any Shares, including the right to vote the Shares purchased by it on all matters properly presented to the stockholders of the Company, (iv) seeking to prohibit Tomkins or any of its subsidiaries from effectively controlling in any material respect the business or operations of the Company or its subsidiaries, or
    (v) which otherwise is reasonably likely to have a material adverse effect on the business, properties, assets, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries taken as a whole;

     (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction threatened, proposed, sought, enacted, entered, enforced, promulgated, amended or issued with respect to, or deemed applicable to, or any consent or approval withheld with respect to, (i) Tomkins, the Company or any of their respective subsidiaries or (ii) the Offer, the Merger or any of the other Transactions by any Governmental Entity or before any court or governmental authority, agency or tribunal, domestic or foreign, that has a substantial likelihood of resulting, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

     (c) since the date of the Merger Agreement there shall have occurred any material adverse change, or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in a material adverse change, in the businesses, properties, assets, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries taken as a whole, other than changes relating to the economy in general or to the Company's industry in general and not specifically relating to the Company or any of its subsidiaries;

     (d) (i) the Company Board or any committee thereof shall have withdrawn or modified in a manner adverse to Tomkins or Sub its approval or recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended any takeover proposal or (ii) the Company Board or any committee thereof shall have resolved to do any of the foregoing;

     (e) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange or on the London Stock Exchange for a period in excess of 24 hours (excluding suspensions or limitations resulting solely from physical damage or interference with such exchanges not related to market conditions), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or involving the United Kingdom and, in the case of armed hostilities involving the United Kingdom, having, or which could reasonably be expected to have, a substantial continuing general effect on business and financial conditions in the United Kingdom, (iv) any limitation (whether or not mandatory) by any United States or the United Kingdom governmental authority on the extension of credit generally by banks or other financial institutions, or (v) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (f) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time;

     (g) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

     (h) the Merger Agreement shall have been terminated in accordance with its terms,

which, in the reasonable judgment of Sub, in any such case, giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for any of the Shares.

   Subject to the provisions of the Merger Agreement set forth under "-The Offer" above, the foregoing conditions (i) may be asserted by Tomkins and Sub regardless of the circumstances giving rise to such condition and (ii) are for the sole benefit of Tomkins and Sub and may be waived by Tomkins or Sub, in whole or in part at any time and from time to time, in the sole discretion of Tomkins or Sub. The failure by Tomkins or Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

   The Merger. The Merger Agreement provides that, subject to the conditions set forth in the Merger Agreement and in accordance with Delaware General Corporation Law, Sub will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company or by any subsidiary of the Company and Shares owned by Tomkins, Sub or any other subsidiary of Tomkins or held by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest.

   Conditions to the Merger. The Merger Agreement provides that the Merger is subject to the satisfaction or waiver of the following conditions: (1) if required by applicable law, the Merger Agreement shall have been adopted by the affirmative vote or consent of the holders of a majority of the outstanding Shares in accordance with applicable law and the Company's Restated Certificate of Incorporation, (2) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and (3) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the Company, Sub and Tomkins has used its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered.

   Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the time the Merger becomes effective (the "Effective Time"), whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company, (1) by mutual written consent of the Company and Tomkins, (2) by either the Company or Tomkins if (a) Sub shall not have purchased any Shares pursuant to the Offer prior to December 31, 1997, provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger; and provided further that the right to terminate the Merger Agreement as decribed in clause 2(a) shall not be available to any party whose failure to fulfill any of its obligations under any Operative Agreement results in the failure of any such condition or (b) any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the Merger and such order, decree or ruling or other action shall have become final and nonappealable, (3) by the Company if (a) the Board of Directors of the Company approves or recommends a superior proposal under circumstances described below in the second paragraph under "-Takeover Proposals" and (b) the Company has paid to Tomkins an amount in cash equal to the Termination Fee (as defined below) or
(4) by Tomkins or Sub if Sub terminates the Offer as a result of the occurrence of any event set forth in paragraph (d) of "-Conditions to the Offer" above.

   Takeover Proposals. The Merger Agreement provides that the Company shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any director, officer or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to: (1) solicit, initiate or encourage the submission of any takeover proposal (as defined below); (2) except as provided in the next paragraph, enter into any agreement with respect to any takeover proposal or
(3) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to the Company, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any takeover proposal; provided, however, that prior to the acceptance for payment of Shares pursuant to the Offer, to the extent required by the fiduciary obligations of the Company Board, as determined in good faith by a majority of the members thereof based on the advice of outside counsel, the Company may, in response to an unsolicited bona fide takeover proposal from a person that the Company Board reasonably believes has the financial ability to make a superior proposal (as defined below), subject to compliance with the second following paragraph, furnish non-public information with respect to the Company to such person pursuant to a customary confidentiality agreement and participate in discussions or negotiations (including the solicitation of revised takeover proposals) with such person. The Merger Agreement defines "takeover proposal" as any proposal for a merger or other business combination involving the Company or any of its subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, more than 30% of the equity securities of the Company or more than 30% of the Company's consolidated total assets, other than the Transactions.

   The Merger Agreement provides further that neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tomkins or Sub, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger or (ii) approve or recommend, or propose to approve or recommend, any takeover proposal. Notwithstanding the foregoing, the Company Board, to the extent required by the fiduciary obligations thereof, as determined in good faith by a majority of the members thereof based on the advice of outside counsel, may approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger) a superior proposal. For purposes of the Merger Agreement, a "superior proposal" means a bona fide takeover proposal made by a third party on terms which the Company Board determines in its good faith judgment to be more favorable to the Company's stockholders than the Offer and the Merger.

   The Merger Agreement also provides that the Company shall advise Tomkins orally and in writing of any takeover proposal or any inquiry with respect to or which could lead to any takeover proposal and the identity of the person making any such takeover proposal or inquiry. The Company is further required to keep Tomkins fully informed of the status and details of any such takeover proposal or inquiry; provided, however, that neither the Company nor the Company Board is required to take any action that the Company Board determines in good faith, based on the advice of outside counsel, would be inconsistent with its fiduciary duties.

   The Merger Agreement provides that nothing contained therein shall prohibit the Company and the Company Board from complying with Rule 14e-2 under the Exchange Act, or issuing a communication meeting the requirements of Rule 14d-9(e) under the Exchange Act, with respect to any tender offer; provided, however, that the Company may not, except as permitted by the second preceding paragraph, withdraw or modify its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a takeover proposal.

   Fees and Expenses. The Merger Agreement provides that the Company shall pay to Tomkins PLC, the sole stockholder of Tomkins, upon demand a fee of $15,000,000 (the "Termination Fee") if (i) Tomkins or the Company terminates the Merger Agreement under the circumstances described in clause 2(a) under "-Termination of the Merger Agreement" above as a result of the failure of any condition set forth in paragraph (d) under "-Conditions to the Offer" above, (ii) (a) after the date of the Merger Agreement, any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have publicly made a takeover proposal, (b) the Offer shall have remained open until at least the scheduled expiration date immediately following the date such takeover proposal is made (and in any event for at least ten business days following the date such takeover proposal is made), (c) the Minimum Tender Condition shall not have been satisfied at the expiration of the Offer and (d) the Merger Agreement shall thereafter be terminated by either Tomkins or the Company under the circumstances described in clause 2(a) under "-Termination of the Merger Agreement" above or (iii) the Merger Agreement is terminated under the circumstances described in clause (3) or (4) under "-Termination of the Merger Agreement" above.

   Conduct of Business by the Company. The Merger Agreement provides that during the period from the date of the Merger Agreement to the earlier of the Effective Time and the appointment or election of Sub's designees to the Company Board pursuant to the terms of the Merger Agreement (such earlier time, the "Control Time"), the Company shall, and shall cause its subsidiaries to, carry on their respective businesses in the usual, regular and ordinary course in substantially the same manner as conducted prior to the date of the Merger Agreement and, to the extent consistent therewith, use all reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired at the Effective Time. The Merger Agreement further provides that, except as contemplated by the Merger Agreement or otherwise approved in writing by Tomkins, during the period from the date of the Merger Agreement to the Control Time, the Company shall not, and shall not permit any of its subsidiaries to: (1) (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by any direct or indirect wholly owned subsidiary of the Company to its parent, (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or
(c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;
(2) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities other than the issuance of Shares upon the exercise of employee stock options and other options (the "Stock Options") outstanding on the date of the Merger Agreement in accordance with their present terms; (3) amend its certificate of incorporation, by-laws or other comparable charter or organizational documents; (4) acquire or agree to acquire (a) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof or (b) any assets that are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, except purchases of inventory in the ordinary course of business consistent with past practice; (5) sell, lease, license, mortgage or otherwise encumber or subject to any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature or otherwise dispose of any of its properties or assets, except sales of inventory in the ordinary course of business consistent with past practice;
(6) (a) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any debt securities of another person, enter into any "keep well" or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except for short term borrowings incurred in the ordinary course of business consistent with past practice and pursuant to existing agreements, or (b) make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (7) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $30,000 or, in the aggregate, are in excess of $250,000; (8) (a) grant to any officer of the Company or any of its subsidiaries any increase in compensation, except as was required under employment agreements in effect as of December 31, 1996, (b) grant to any officer of the Company or any of its subsidiaries any increase in severance or termination pay, except as was required under employment, severance or termination agreements in effect as of December 31, 1996, (c) enter into any employment, severance or termination agreement with any officer of the Company or any of its subsidiaries or (d) amend any collective bargaining agreement or any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any of its subsidiaries (collectively, "Benefit Plans") in any respect; (9) make any change in accounting methods, principles or practices materially affecting the Company's assets, liabilities or business, except insofar as may have been required by a change in generally accepted accounting principles; (10) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms; (11) except in the ordinary course of business, modify, amend or terminate any material note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, or waive or release or assign any material rights or claims; (12) make any material tax election or settle or compromise any material income tax liability; or (13) authorize any of, or commit or agree to take any of, the foregoing actions.

   Pursuant to the Merger Agreement, the Company shall not, and shall not permit any of its subsidiaries to, take any action that would or that could reasonably be expected to result in (1) any of its representations and warranties set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (2) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (3) except as otherwise permitted by the provisions of the Merger Agreement described above under "-Takeover Proposals", any of the conditions to the Offer or to the Merger as described above under "-Conditions to the Offer" and "-Conditions to the Merger", respectively, not being satisfied. In addition, the Merger Agreement provides that the Company shall take appropriate action to postpone the annual meeting of stockholders of the Company originally scheduled to be held on April 30, 1997 until termination of the Merger Agreement.

   In addition, the Merger Agreement provides that the Company shall promptly advise Tomkins orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, would have, a material adverse effect on the Company and its subsidiaries taken as a whole.

   Board of Directors. The Merger Agreement provides that promptly upon the acceptance for payment of, and payment by Sub for, any Shares pursuant to the Offer, Sub shall be entitled to designate such number of directors on the Company Board as shall give Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of Shares so accepted for payment and paid for by Sub plus the number of Shares otherwise owned by Sub or any other subsidiary of Tomkins bears to (ii) the number of such Shares outstanding, and the Company shall, at such time, cause Sub's designees to be so elected; provided, however, that in the event that Sub's designees are appointed or elected to the Company Board, until the Effective Time such Board of Directors shall have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors") or shall have at least three Independent Directors in the event the total number of directors on the Board of Directors of the Company is greater than six; and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers, stockholders or affiliates of the Company, Tomkins or Sub, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company has agreed to take all action requested by Tomkins necessary to effect any such election, including mailing to its stockholders the Information Statement attached as Annex A hereto. In connection with the foregoing, the Company shall promptly, at the option of Sub, either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable Sub's designees to be elected or appointed to the Company Board as provided above. The Merger Agreement also provides that the provisions of this paragraph are in addition to and shall not limit any rights which Sub, Tomkins or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of law with respect to the election of directors or otherwise.

   Stock Options. The Merger Agreement provides that either prior to or as soon as practicable following the consummation of the Offer, the Company Board (or, if appropriate, any committee administering any stock option program or arrangement of the Company (collectively, the "Stock Plans")) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding Stock Options granted as of the date of the Merger Agreement under any Stock Plan to provide that, at the Effective Time, each Stock Option outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer shall be canceled in exchange for a cash payment by the Company of, or can only be exercised for net cash equal to, an amount equal to (i) the excess, if any, of (A) the price per Share to be paid pursuant to the Offer over (B) the exercise price per Share subject to such Stock Option, multiplied by (ii) the number of Shares for which such Stock Option shall not theretofore have been exercised. The related amendments to the Stock Plans are described above and in the Information Statement.

   The Merger Agreement provides further that all Stock Plans shall terminate as of the Effective Time and the provisions in any other Benefit Plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a Stock Option or any participant in any Stock Plan or any other Benefit Plan of the Company shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation.

   Indemnification. Sub and Tomkins have agreed in the Merger Agreement that all rights to indemnification for acts or omissions occurring prior to the Effective Time existing on the date of the

Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiaries as provided in their respective certificates of incorporation or by-laws shall survive the Merger and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Time, and Tomkins shall ensure that all such rights to indemnification are honored on a timely basis. The Merger Agreement provides further that Tomkins shall cause to be maintained for a period of not less than three years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") for all persons who are directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefor would not be in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (such 150% amount, the "Maximum Premium"); provided, however, that Tomkins may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such directors or officers. If the existing D&O Insurance expires, is terminated or canceled during such three-year period, the Merger Agreement provides that Tomkins shall use its best efforts to cause to be obtained as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous than the existing D&O Insurance. The Company has represented to Tomkins in the Merger Agreement that the Maximum Premium is $462,000. Following the date of the Merger Agreement, the Company will not amend or modify the D&O Insurance.

   Benefit Plans. Tomkins has agreed in the Merger Agreement to cause the Surviving Corporation for a period of six months after the Effective Time to provide benefits to employees of the Company and its subsidiaries that are no less favorable in the aggregate to such employees than those in effect on the date of the Merger Agreement except for the treatment of Stock Options as described under "-Stock Options" above.

   Best Efforts; Notification. The Merger Agreement provides that, on the terms and subject to the conditions of the Merger Agreement, each of the parties shall use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other Transactions.

   Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that in the event Sub's designees are appointed or elected to the Board of Directors of the Company as described above under "-Board of Directors", after the acceptance for payment of Shares pursuant to the Offer and prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required for the Company to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement or extend the time for performance of Sub's and Tomkins' respective obligations under the Merger Agreement.

   Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Tomkins and Sub with respect to, among other things, its organization, capitalization, financial statements, public filings, conduct of business, employee benefit plans, labor relations and employment matters, compliance with laws, subsidiaries, tax matters, litigation, vote required to approve the Merger Agreement, undisclosed liabilities, information supplied, the absence of any material adverse changes in the Company since December 31, 1996, absence of excess parachute payments, inapplicability of state takeover statutes, the opinion of the Company's financial advisor, brokers, fees and expenses, intellectual property, environmental protection, transactions with affiliates, contracts, customers and product liability.

STOCKHOLDER AGREEMENT WITH BCP

   Simultaneously with entering into the Merger Agreement, BCP, Tomkins and Sub entered into a stockholder agreement. The following summary of this stockholder agreement is qualified in its entirety by reference to this stockholder agreement, a copy of which is attached hereto as Exhibit 2 and incorporated by reference. Such agreement should be read in its entirety for a more complete understanding of its terms and provisions.

   Tender of Shares. Upon the terms and subject to the conditions of the BCP stockholder agreement, BCP has agreed to validly tender (and not withdraw) pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the number of Shares owned beneficially by BCP.

   Stock Option. In order to induce Tomkins and Sub to enter into the Merger Agreement, BCP has granted to Sub an irrevocable option (a "Stock Option") to purchase its Shares (the "Option Shares") at an amount (the "Purchase Price") equal to $21.50 per share. Pursuant to the BCP stockholder agreement, if (i) the Merger Agreement is terminated in accordance with (3) or (4) under "-Termination of the Merger Agreement" above or (ii) the Merger Agreement is terminated in accordance with (2)(a) under "-Termination of the Merger Agreement" above and (x) BCP shall have breached its agreement to tender its Shares pursuant to the Offer or (y) at the time of such termination, the Minimum Tender Condition shall not have been satisfied, the Stock Option shall, in any such case, become exercisable, in whole or in part, upon the first to occur of any such event and remain exercisable in whole or in part until the date which is 120 days after the date of the occurrence of such event (the "120 Day Period"), so long as (i) all waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived and (ii) there shall not be in effect any preliminary injunction or other order issued by any Governmental Entity prohibiting the exercise of the Stock Option pursuant to this stockholder agreement. This stockholder agreement provides that if (i) all HSR Act waiting periods have not expired or been waived or (ii) there shall be in effect any such injunction or order, in each case on the expiration of the 120 Day Period, the 120 Day Period shall be extended until 5 business days after the later of (x) the date of expiration or waiver of all HSR Act waiting periods and (y) the date of removal or lifting of such injunction or order.

   Provisions Concerning the Shares. BCP has agreed that during the period commencing on the date of the BCP stockholder agreement and continuing with the first to occur of the Effective Time or the termination of the Merger Agreement in accordance with its terms, at any meeting of the holders of Shares or in connection with any written consent of the holders of Shares, BCP will vote (or cause to be voted) the Shares held of record or of which BCP has "beneficial ownership" (as determined pursuant to Rule 13d-3 under the Exchange Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing), (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this stockholder agreement and any actions required in furtherance thereof and (ii) against any takeover proposal and against any action or agreement that would impede, frustrate, prevent or nullify this stockholder agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth under "-Conditions to the Offer" or "-Conditions to the Merger" above not being fulfilled. In addition, BCP has appointed representatives of Tomkins as proxies to vote its Shares or grant a consent or approval in respect of such Shares in favor of the various transactions contemplated by the Merger Agreement and against any takeover proposal. BCP has also agreed not to transfer its Shares and has agreed that neither it nor any of its subsidiaries or affiliates shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Tomkins, any of its affiliates or representatives) concerning any takeover proposal.

   Other Covenants, Representations, Warranties. In connection with the BCP stockholder agreement, BCP made certain customary representations and warranties, including with respect to (i) ownership of the Shares, (ii) BCP's authority to enter into and perform its obligations under this stockholder agreement, (iii) the absence of certain conflicts, (iv) applicable governmental consents and approvals and (v) the absence of encumbrances on and in respect of BCP's Shares. Tomkins and Sub have made certain representations and warranties with respect to Tomkins and Sub's authority to enter into this stockholder agreement and the absence of certain conflicts and applicable governmental consents and approvals.

STOCKHOLDER AGREEMENT WITH MR. MARGETTS

   In connection with the execution of the Merger Agreement, W. Thomas Margetts, the Senior Vice President -Corporate Development of the Company, entered into a letter agreement dated April 9, 1997.

The following summary of the letter agreement is qualified in its entirety by reference to the letter agreement, a copy of which is attached hereto as
Exhibit 3 and incorporated by reference. Such agreement should be read in its entirety for a more complete understanding of its terms and provisions. Mr. Margetts, the beneficial owner of 204,099 Shares (or approximately 1% of the outstanding Shares on a fully diluted basis), of which 202,299 are Shares issuable upon exercise of Stock Options, agreed that if he were to exercise any of his Stock Options during the pendency of the Offer, he would validly tender (or cause the record owner of such shares to validly tender) and not withdraw, pursuant to and in accordance with the terms of the Offer, all of the Shares issued upon such exercise. In addition, Mr. Margetts also agreed not to exercise his Stock Options following consummation of the Offer.

CONFIDENTIALITY AGREEMENT

   Pursuant to the Confidentiality Agreement entered into as of March 12, 1997 among Tomkins, the Company and Bessemer Partners (the "Confidentiality Agreement") the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. The Confidentiality Agreement has been filed as Exhibit 12 to this Statement and is incorporated herein by reference.

ITEM 4. THE SOLICITATION AND RECOMMENDATION.

BACKGROUND

   The Company went public in July 1993 at a price of $16 per Share. By late 1995 and early 1996, however, the Company's stock price had fallen to approximately $10 per Share and was performing significantly worse than that of comparable companies. Although the Company's financial performance had started to improve in late 1995 and through 1996, this was not reflected in the market price of the Shares. Over the course of late 1995 and 1996, the Company Board became concerned that the stock market was not properly reflecting the value of the Company. In addition, the Company Board observed that a number of the Company's major competitors in the automotive original equipment and afterparts industries were growing rapidly (through both internal growth and acquisitions) and were taking advantage of substantial economies of scale, particularly in sales, marketing and inventory management, that were not available to the Company.

   Accordingly, over the course of 1996, discussions were held with several potential acquirors of the Company. None of these preliminary discussions led to proposals to acquire the Company, although several potential acquirors gave preliminary indications of interest in acquiring the Company.

   By late 1996, the Company Board had concluded that the Company needed to pursue aggressively a program of manufacturing cost savings, expansion of its sales force and streamlining of management. Mr. Reilly was appointed President and Chief Executive Officer in January 1997, and the Company Board instructed Mr. Reilly to develop and implement such a program.

   On March 10, 1997, a representative of Tomkins PLC met with a representative of the Company in New York City to discuss Tomkins PLC's possible interest in acquiring the Company. At such meeting, the parties agreed to provide to Tomkins PLC certain information regarding the Company.

   On March 12, 1997, Tomkins, the Company and Bessemer Partners entered into a confidentiality agreement preceding Tomkins PLC's review of certain information concerning the Company.

   On March 14, 1997, representatives of Tomkins PLC met with representatives of the Company in New York City to discuss Tomkins PLC's review of information concerning the Company which could lead to an offer to acquire the Company.

   Between March 17 and March 24, 1997, representatives of Tomkins PLC met with representatives of the Company to discuss the Company's business, valuation parameters of the Company and to discuss generally the terms and conditions of a possible transaction, including Tomkins PLC's requirement that BCP sign a stockholder agreement providing for the sale of the Shares owned by it to Tomkins PLC through a tender of such Shares in the Offer or otherwise.

   The Company Board held an informational meeting on April 1, 1997, at which Mr. Reilly, Ward W. Woods (the Chairman of the Company) and Robert D. Lindsay (a director of the Company) described to the other members of the Company Board the status of discussions with Tomkins PLC, and the Company Board discussed generally the appropriateness of selling the Company at this time. The Company Board authorized management to continue discussions with Tomkins PLC which it noted possessed a substantial cash position and ability to act expeditiously.

   On April 1, 1997, the Company engaged Morgan Stanley & Co. Incorporated ("Morgan Stanley") to assist the Company in its evaluation of any offer which might be made by Tomkins PLC.

   On April 2, 1997, the Company agreed to negotiate exclusively with Tomkins PLC regarding Tomkins PLC's proposed acquisition of the Company until April 30, 1997.

   On April 2, 1997, the Company furnished Tomkins PLC with a form of Merger Agreement. On April 4, 1997, representatives of Tomkins PLC and representatives of the Company began negotiating the terms of the definitive merger agreement and a definitive stockholder agreement.

   The Company Board met on the evening of April 8, 1997, in New York. At that meeting, the Company Board heard presentations from management, Morgan Stanley and the Company's legal counsel concerning the Company, its financial condition, results of operations, business and prospects and the terms of the Merger Agreement, the Stockholder Agreement and the transactions contemplated thereby. The Company Board discussed the terms of the Merger Agreement and the Stockholder Agreement, particularly those provisions relating to the ability of the Company Board to pursue alternative proposals and the circumstances under which the option granted to Sub under the Stockholder Agreement would be exercisable. The Company Board also discussed the terms of the proposed amendment to Mr. Reilly's employment agreement.

   The Company Board met again on the morning of April 9, 1997. The Company Board heard a further presentation from Morgan Stanley concerning the Company, its historical stock price performance and its financial condition, results of operations, business and prospects. The Company Board discussed with Morgan Stanley and management of the Company various matters raised in Morgan Stanley's presentation, including the costs and risks associated with the implementation of the Company's current strategic plan, the likely timing of realization of benefits from such implementation, the competitive environment in which the Company operates and the likelihood of Tomkins PLC or a third party being willing to pay more than $21.50 per share for the Company. Morgan Stanley rendered its oral opinion, subsequently confirmed in writing (the "Morgan Stanley Opinion"), that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Common Stock pursuant to the Offer and the Merger is fair from a financial point of view to such holders. Copies of the Morgan Stanley Opinion containing the assumptions made, procedures followed, matters considered and limits of its review is attached hereto as Annex B and is incorporated herein by reference. THE FULL TEXT OF SUCH OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT.

   The Company Board then heard a further presentation from the Company's legal counsel concerning the terms and conditions of the Merger Agreement, the Stockholder Agreement, the terms of the prosposed amendment to Mr. Reilly's employment agreement, the terms of the proposed agreement with Thomas K. Erwin, the Company's Chief Financial Officer, the principal terms of the proposed 1997 Special Compensation Incentive Plan and the other instruments under consideration. The Company Board discussed the likely timing of the transaction and the conditions to consummation of the Offer, the right of the Company Board to terminate the Merger Agreement to accept a superior proposal after paying a termination fee of $15,000,000 and the other principal terms of the Merger Agreement and the Stockholder Agreement.

   Thereafter, the Company Board unanimously approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Agreement and the transactions contemplated by the Merger Agreement and the Stockholder Agreement and determined that the terms of the Offer and the Merger were fair and in the best interests of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares to Sub pursuant to the Offer.

RECOMMENDATION OF BOARD

   At its meeting held on April 9, 1997, as discussed above, the Company Board unanimously approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholder Agreement and the transactions contemplated by the Merger Agreement and determined that the terms of the Offer and the Merger were fair to and in the best interest of the stockholders of the Company and recommended that the stockholders of the Company accept the Offer and tender their Shares to Sub pursuant to the Offer. In making its recommendations to the stockholders of the Company with respect to the Offer and the Merger, the Company Board considered a number of factors, including the following:

   Financial Condition, Results of Operations, Business and Prospects of the Company. The Company Board considered the financial condition, results of operations, business and prospects of the Company, including its prospects if it were to remain independent. The Company Board discussed the Company's current strategic plan for aggressive expansion, including the costs of such plan and the risks for the Company involved in its implementation. The Company Board also discussed the competitive environment in which the Company operates, including the rate of consolidation and the prospects for substantial economies of scale that were becoming available to the Company's competitors but not to the Company.

   Other Potential Transactions. The Company Board also considered the information provided by Morgan Stanley and Bessemer Partners concerning the preliminary discussions that had been held over the course of 1996 with other potential acquirors of the Company. The Company Board noted that none of those discussions had resulted in proposals to acquire the Company, although several potential acquirors gave preliminary indications of interest in acquiring the Company. The Company Board noted that Tomkins PLC, by virtue of its ownership of The Gates Rubber Company, could realize very substantial operating synergies from an acquisition of the Company which would enable it to pay more than other companies to acquire the Company. Moreover, the Company Board noted that Tomkins PLC would benefit from a different accounting treatment for goodwill than similar U.S. companies. The Company Board also noted that the Merger Agreement would permit the Company to terminate the Merger to accept a superior proposal from a third party (subject to payment of the $15,000,000 Termination Fee), although the terms of the Stockholder Agreement would make it significantly less likely that any third party would make a proposal to acquire the Company.

   Historical Stock Price Performance. The Company Board reviewed the historical stock price performance of the Company and noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger would represent a premium of approximately 29% over the closing price of the Shares on the NASDAQ Stock Market on April 7, 1997, and a substantial premium over the average closing price of the Shares for the previous year. The Company Board also noted that the historical stock performance of the Company had been inferior to that of comparable automotive parts companies, primarily because of the controlling position of BCP and the low liquidity.

   Morgan Stanley Presentations. The Company Board took into account the presentations and advice of Morgan Stanley with respect to the financial and other terms of the Offer and the Merger and the Morgan Stanley Opinion that the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the Morgan Stanley Opinion is filed as Exhibit 5 to this Statement and is incorporated herein by reference. Holders of Shares should read the Morgan Stanley opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Morgan Stanley.

   Terms and Conditions of the Offer and the Merger. The Company Board also considered the terms and conditions of the Offer and the Merger as well as the terms of the Stockholder Agreement. The Company Board noted that the transaction was being structured as a cash tender offer for all Shares, and it would permit all holders of Shares to participate on the same basis. The Company Board considered that BCP, as principal stockholder, was committing to the transaction but was not being afforded any preferential treatment in connection with the Offer and the Merger. The Company Board also considered the implications of the Stockholder Agreement for the minority stockholders of the Company. The Company Board noted the limited conditions to Tomkins obligations to consummate the Offer.

   The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

   Morgan Stanley has been retained by the Company to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated April 4, 1997, between the Company and Morgan Stanley, the Company has agreed to pay Morgan Stanley a fee of $2,000,000. In addition, the Company has agreed to reimburse Morgan Stanley for certain out-of-pocket expenses, if any, whether or not any transaction is consummated, and to indemnify Morgan Stanley and certain related persons against certain liabilities in connection with their engagement.

   Morgan Stanley has provided certain investment banking services to the Company from time to time for which it has received customary compensation. In the ordinary course of its business, Morgan Stanley may trade the equity securities of the Company for its own account and for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

   Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of the Company on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

   (a) During the past 60 days, no transaction in Shares have been effected by the Company or, to the Company's knowledge, by any executive officer, director or affiliate of the Company, except for (i) grants of stock options described in Annex A, (ii) the purchase through the facilities of the NASDAQ Stock Market by Mr. Reilly and his wife of 1000 Shares on February 20, 1997, 500 Shares on February 21, 1997 and 500 Shares on February 28, 1997 and (iii) the purchase through the facilities of the NASDAQ Stock Market by Mr. Erwin of 1100 Shares on February 28, 1997.

   (b) To the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for any gifts of Shares to family members or charitable organizations, each of the Company's executive offers and directors currently intends to tender all Shares over which he has sole dispositive power pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

   (a) As described under Item 4 above, the Company has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, the Company.

   Except in accordance with the terms of the Merger Agreement, in connection with the exercise of fiduciary duties as advised by counsel as described under Item 4 hereof and except as described in this Statement, the Company does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

   (b) Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

   See the Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, a copy of which is attached as Annex A to this Statement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   The following Exhibits are filed herewith:

Exhibit 1: Agreement and Plan of Merger dated as of April 9, 1997, among Stant Corporation, E&W Acquisition Corp. and Tomkins Corporation (incorporated by reference to Exhibit 2.1 of the Form 8-K Current Report of Stant Corporation filed with the Securities and Exchange Commission on April 11, 1997).

Exhibit 2: Stockholder Agreement, dated as of April 9, 1997, among Tomkins Corporation, E&W Acquisition Corp. and Bessemer Capital Partners, L.P. (incorporated by reference to Exhibit
                 (c)(2) of the Schedule 14D-1 of E&W Acquisition Corp. and Tomkins PLC filed with the Securities and Exchange Commission on April 11, 1997 (the "Schedule 14D-1")).

Exhibit 3: Letter Agreement dated as of April 9, 1997, among W. Thomas Margetts, E&W Acquisition Corp. and Tomkins Corporation (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).

Exhibit 4: Form of letter dated April 11, 1997, to be sent to the stockholders of Stant Corporation.*

Exhibit 5:       Opinion dated April 9, 1997 of Morgan Stanley and Co.
                 Incorporated*

Exhibit 6: First Amendment dated as of April 9, 1997, to the Employment Agreement dated as of January 17, 1997, between Stant Corporation and John P. Reilly.

Exhibit 7: Agreement dated as of April 9, 1997, between Stant Corporation and Thomas K. Erwin.

Exhibit 8: Employment Agreement dated as of April 1, 1997, between Stant Corporation and William S. Wade, Jr.

Exhibit 9: Amendment to the Stant Corporation Stock Option Plan for Directors (1993).

Exhibit 10: Amendment to the 1993 Stock Option Plan for Key Employees of Stant Corporation and its Subsidiaries.

Exhibit 11: 1997 Special Compensation Incentive Plan for Key Employees of Stant Corporation and its Subsidiaries.

Exhibit 12: Confidentiality Agreement dated as of March 12, 1997, among Tomkins Corporation, Stant Corporation and Bessemer Partners & Co. (incorporated by reference to Exhibit (c)(4) of the Schedule 14D-1).

Exhibit 13: Letter Agreement dated April 2, 1997, between Tomkins PLC and Stant Corporation (incorporated by reference to Exhibit
                 (c)(5) of the Schedule 14D-1).

Exhibit 14: Offer to Purchase dated April 11, 1997 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1).**

Exhibit 15:      Letter of Transmittal (incorporated by reference to Exhibit
                 (a)(2) of the Schedule 14D-1).**
------------
*  Copy sent to stockholders of the Company.
** Included in the Offer to Purchase Materials being mailed to Company stockholders

                                  SIGNATURE

   After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          STANT CORPORATION,

                                          by /s/ John P. Reilly
                                             --------------------------------
                                             Name: John P. Reilly
                                             Title: President and Chief
                                                    Executive Officer

Dated: April 11, 1997

                                                                       ANNEX A

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                  OF THE SECURITIES AND EXCHANGE ACT OF 1934
                          AND RULE 14F-1 THEREUNDER

   This information is being furnished in connection with the designation by E&W Acquisition Corp. ("Sub"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated April 9, 1997, among Stant Corporation (the "Company"), Tomkins Corporation ("Tomkins") and Sub, of persons to be elected to the Board of Directors of the Company (the "Company Board") other than at a meeting of the stockholders of the Company. The Merger Agreement is more fully described under Item 4 of the Company's Schedule 14D-9 ("Schedule 14D-9"), of which this Annex A is a part. Capitalized terms used and not defined in this Annex A have the meanings assigned to them in Schedule 14D-9.

                 RIGHT TO DESIGNATE DIRECTORS; SUB DESIGNEES

   Pursuant to the Merger Agreement promptly upon the acceptance for payment of, and payment by Sub for, any shares of Common Stock pursuant to the Offer, Sub shall be entitled to designate such number of directors on the Company Board as shall give Sub, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), representation on the Company Board equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that (i) such number of shares of Common Stock so accepted for payment and paid for by Sub plus the number of shares of Common Stock otherwise owned by Sub or any other subsidiary of Tomkins bears to (ii) the number of such shares outstanding, and the Company shall, at such time, cause Sub's designees to be so elected; provided, however, that in the event that Sub's designees are appointed or elected to the Company Board, until the Effective Time such Board of Directors shall have at least two directors who are Directors on the date of the Merger Agreement and who are not officers of the Company (the "Independent Directors") or shall have at least three Independent Directors in the event the total number of directors on the Company Board is greater than six; and provided further that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of the Merger Agreement or, if no Independent Directors then remain, the other directors shall designate two persons to fill such vacancies who shall not be officers, stockholders or affiliates of the Company, Tomkins or Sub, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, the Company shall take all action requested by Tomkins necessary to effect any such election, including mailing to its stockholders this Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and the Company shall make such mailing with the mailing of the
Schedule 14D-9 (provided that Sub shall have provided to the Company on a timely basis all information required to be included in this Information Statement with respect to Sub's designees). In connection with the foregoing, the Company shall promptly, at the option of Sub, either increase the size of the Company Board or obtain the resignation of such number of its current directors as is necessary to enable Sub's designees to be elected or appointed to the Company Board as provided above.

   It is expected that on the date that Sub accepts for payment and purchases Shares under the Offer, the Company will promptly take such other action as necessary to enable the Sub Designees to be elected to the Company Board.

    Set forth in the table below are the name, age, present principal occupation or employment and business address, and material occupations, positions, offices or employments for the past five years for each of the persons who may be designated by Sub as the Sub Designees. Each such person is a citizen of the United Kingdom, unless otherwise indicated. The business address of Messrs. Hutchings, Duncan and Webber is c/o Tomkins PLC, East Putney House, 84 Upper Richmond Road, London SW15 2ST, England and of Messrs. Eaton and Disser is c/o Tomkins Corporation, 4801 Springfield Street, Dayton, Ohio 45431.

 NAME AND AGE                  PRESENT PRINCIPAL OCCUPATION OF EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-----------------------------  ----------------------------------------------------------------------------
Gregory F. Hutchings (50)      Director of Tomkins PLC since 1983, Chief Executive Officer of Tomkins PLC since 1984 and Executive Chairman of Tomkins PLC since January 1995.


Ian A. Duncan (50)             Finance Director of Tomkins PLC since 1984, Managing Director-Finance of
                               Tomkins PLC since 1992 and Deputy Chairman of Tomkins PLC since January 1995.

Geoffrey D. Eaton (38)         President and Chief Executive Officer of Sub. Executive Vice
                               President of The Gates Rubber Company ("Gates") since 1986. Director
                               -Corporate Development (North America) of Tomkins PLC from 1995 to 1996. From
                               1992 to 1995 he was Executive Director of RHM.

Simon M. Webber (34)           Senior Vice President and Corporate Secretary of Sub. Executive
                               Officer in Tomkins PLC's Corporate Development Unit since
                               1989 and Tomkins PLC Legal Counsel since 1993.

Dan Disser (40)                Vice President of Finance of Sub. Chief Financial Officer of
                               Tomkins Corporation since March 1995. Comptroller of Tomkins Corporation and
                               Vice President -Finance of Redwing Co. Inc. ("Redwing") from December 1993 to
                               March 1995. Vice President and Comptroller of Redwing from August
                               1991 to December 1993. Citizen of the United States.

                      INFORMATION REGARDING THE COMPANY

   As of April 9, 1997, there were 16,226,815 Shares outstanding and 2,676,583 Shares reserved for issuance upon the exercise of stock options then outstanding. Each Share that is outstanding as of the close of business on any applicable record date for any matter to be acted upon by shareholders is entitled to one vote on such matter. The Company Board consists of six members and is divided into three classes. Each director serves for a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The names of current directors, their ages as of April 9, 1997, and certain other information about them (based upon information provided by such persons) are set forth below. As indicated above, some (or all) of the current directors may resign effective immediately following the purchase of Shares by Sub pursuant to the Offer.

 CLASS III--present term expires in 1997

 Ogden M. Phipps         A Director of the Company since 1987. Until
                         December 1994, Mr. Phipps was Chairman of the Board of
                         Bessemer Securities Corporation ("BSC") and of The
                         Bessemer Group, Incorporated ("BGI"), positions he had held for more than ten years. He continues to serve as a director of those corporations and of Kelley Oil &
                         Gas Corporation, and several private corporations, and as an officer and director of several non-profit organizations. Mr. Phipps is 56.


 J.P. "Jack" Reilly      A Director and President and Chief Executive
                         Officer of the Company since January 1997. Mr. Reilly was Chief Executive Officer of Figgie International
                         Inc. ("Figgie") from January 1995 until he joined the Company. He also served Figgie as its President from February 1, 1995 and as its Chairman of the Board from May 16, 1995. Figgie is a manufacturer of guidance and navigation systems for defense and commercial applications, life support and air purifying products for the aviation and fire protection industries, and self-propelled aerial work platforms for construction and maintenance applications. Prior thereto Mr. Reilly was President and Chief Operating Officer of Brunswick
                         Corporation ("Brunswick"), a world leader in marine power, pleasure boating and recreation equipment, from 1993 to 1994, and President and Chief Executive
                         Officer of Tenneco Automotive, a worldwide producer of automotive components and a division of Tenneco Inc., from 1987 to 1993. Mr. Reilly continues to serve as the non-executive Chairman of the Board of Directors of Figgie and is a director of TRINOVA Corporation and a director emeritus of Barat College. Mr. Reilly is 53.

CLASS I--present term expires in 1998

 Robert D. Lindsay       A Director of the Company since 1991. Mr.
                         Lindsay was also a Vice President of the Company from 1991 to June 1993. He is currently the sole shareholder and president of a corporation which is a general partner of a limited partnership which is the general partner of Bessemer Capital Partners, L.P.
                         ("BCP"). In addition, Mr. Lindsay is currently the sole shareholder and the president of a corporation which is a general partner of Bessemer Partners & Co.
                         ("BP&Co.") Mr. Lindsay was a Managing Director of BSC from January 1991 until July 1, 1993. From January
                         1990 to January 1991, Mr. Lindsay was a Managing
                         Director in the Merchant Banking Division of Morgan
                         Stanley & Co. Incorporated and prior to that time was a Principal at that firm. Mr. Lindsay is Chairman of Metropolitan International, Inc. and a director of BCP/Essex Holdings Inc. and several private companies.
                         Mr. Lindsay is 42.

 William Reynolds        A Director of the Company since August 1995.
                         Mr. Reynolds is Chief Executive of the Old Mill Group, a private investment company. He was formerly Chairman and Chief Executive Officer of GenCorp, a technology-based company with positions in aerospace, automotive and polymer products. Mr. Reynolds served as Chief Executive Officer of GenCorp from August 1985 until July 1994, and as Chairman of that company until March 1995. Mr. Reynolds is presently a director of Boise Cascade Corporation, Boise Cascade Office
                         Products and Eaton Corporation. He also served as a Director and Deputy Chairman of the Cleveland Federal
                         Reserve Bank from January 1991 to December 1992. On
                         January 1, 1993, he was appointed Chairman and served in that capacity until December 31, 1996, when his term of service was completed. Mr. Reynolds is 63.

CLASS II--present term expires in 1999

 Edward O. Gaylord       A Director of the Company since 1993. Mr.
                         Gaylord has served as Chairman of EOTT Energy Corp., an oil trading and transportation firm, since January
                         1993 and also operates Gaylord & Company, a private venture capital firm based in Houston, Texas. He served as Chairman and Chief Executive Officer of Presto Industries, Inc., a plastics manufacturer, from 1985 to 1988, and prior thereto served as President and Chief Executive Officer of Distribution Systems
                         Inc., a petroleum and chemical trucking and storage terminal firm in Houston. Mr. Gaylord is a director of the Houston Branch of the Federal Reserve Bank of
                         Dallas, Imperial Holly Corporation, Kinder Morgan
                         Energy Partners, L.P. and Seneca Foods Corporation, and a trustee of MD Anderson Hospital and Baylor
                         College of Medicine. Mr. Gaylord is 65.

 Ward  W. Woods          Chairman of the Board of Directors since
                         1989. Mr. Woods has been President and Chief Executive
                         Officer of BSC since 1989 and is the sole shareholder and president of a corporation which is the managing general partner of a limited partnership which is the general partner of BCP. In addition, Mr. Woods is the sole shareholder and president of a corporation which is the managing general partner of BP&Co. Prior to February 1989, Mr. Woods was a Senior Partner of
                         Lazard Freres & Co., an investment banking firm. He is also Chairman of the Board of BCP/Essex Holdings Inc.
                         and a director of Freeport-McMoRan Copper & Gold Inc.,
                         Kelley Oil & Gas Corporation, Graphic Controls
                         Corporation, Boise Cascade Corporation and several private companies.

                INFORMATION CONCERNING THE BOARD OF DIRECTORS

   During 1996 the Board of directors met seven times. All directors attended at least 75% of the meetings of the Board of Directors and of the committees of the Board of Directors of which they were members.

   The Audit Committee of the Board of Directors (the "Audit Committee") is composed of Messrs. Gaylord, Phipps and Reynolds. Mr. Gaylord serves as Chairman. The principal functions of the Audit Committee are to recommend to the Board of Directors the appointment of external auditors, review annually the internal and external audit programs with both the internal and external auditors, review the annual and other financial statements of the Company, evaluate the quality and adequacy of the accounting, financial and internal audit policies, procedures, controls and staffing of the Financial Department of the Company and monitor by the Company with environmental, conflict of interest and other corporate policies. The Audit Committee met two times in 1996.

   The Compensation Committee of the Board of Directors (the "Compensation Committee") is composed of Messrs. Lindsay, Reynolds and Woods. Mr. Woods serves as Chairman. The purpose of the

Compensation Committee is to oversee the compensation and benefit programs provided to senior officers of the Company. The Compensation Committee met three times in 1996.

   The Committee of Independent Directors (the "Independent Committee") is composed of Messrs. Reynolds and Gaylord. Mr. Reynolds serves as Chairman. The purpose of the Independent Committee is to administer the 1993 Stock Option Plan for Key Employees. The Independent Committee met once in 1996.

   The Company does not have an Executive Committee or a Nominating Committee or any committee performing similar functions.

   Directors who are not employees of the Company are entitled to receive an annual retainer of $16,000, plus $1,000 for each Board of Directors meeting attended. In addition, nonemployee directors are entitled to receive $900 for each committee meeting attended. Directors are reimbursed for travel and other expenses related to attendance at the meetings. A Director who is an employee of the Company is not compensated for his service on the Board or its committees.

   A nonemployee Director may elect to have any or all of his retainer and meeting fees paid in the form of stock options, rather than in cash of equivalent value, under the terms of the Stock Option Plan for Directors
(1993) (the "Directors Option Plan") which was approved at the Company's 1994 Annual Meeting of Stockholders. If a director makes such an election, the number of shares subject to each stock option grant is determined by dividing
(a) the amount of compensation which the director directed to be paid in options by (b) the fair market value of the Common Stock minus $2.50. The $2.50 represents the amount to be paid on exercise of the option. Fair market value is defined as the average of the market price (the mean between the high and low sales price) of a share of the Common Stock at the middle of each quarter during the year of participation.

   Since the adoption of the Directors Option Plan, each nonemployee director has elected to have all of his retainer and Board and Committee meeting fees paid in the form of stock options. In connection with the execution of the Merger Agreement, the Directors Option Plan was amended to provide that in the event of consummation of the Merger, (i) the property issuable upon exercise of any theretofore unexercised option shall be cash equal to the product of (a) $21.50 less the exercise price of such option and (b) the number of Shares subject to such option, (ii) each option exercised pursuant to clause (i) shall be immediately canceled as of the date of the Merger and of no force or effect and (iii) the Company shall pay an amount in cash to the optionee within 30 days of the date of the Merger equal to the amount set forth in clause (i). Pursuant to the Directors Option Plan, any pro rata amounts of the annual retainer and meeting fees which a Director has irrevocably elected to have paid in the form of options granted under the Directors Option Plan earned since January 1, 1997 which would otherwise have been paid in the form of options shall be paid to each Director in cash.

                      EXECUTIVE OFFICERS OF THE COMPANY

 NAME                      AGED  POSITION
-----------------------  ------  -------------------------------------------------
John P. "Jack" Reilly       53    Director, President and Chief Executive Officer
Thomas K. Erwin             47    Senior Vice President and Chief Financial Officer
W. Thomas Margetts          60    Senior Vice President -Corporate Development
Thomas F. Plocinik          55    President of Trico
Robert W. Priebe            63    Senior Vice President -International
William S. Wade, Jr.        49    Senior Vice President -Sales & Marketing

                   BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS

   John P. "Jack" Reilly has been a Director and President and Chief Executive Officer of Stant since January 1997. From January 1995 until January 1997, he served as Chief Executive Officer of Figgie and also served as its President from February 1995 until he joined the Company. Figgie is a manufacturer of guidance and navigation systems, life support and air purifying products and self-propelled aerial work platforms. From 1993 to 1994, Mr. Reilly was President and Chief Operating Officer of Brunswick, a world leader in marine power, pleasure boating and recreation equipment; and from 1987 to 1993 he was President and Chief Executive Officer of Tenneco Automotive, a producer of automotive components.

   Thomas K. Erwin has been Senior Vice President and Chief Financial Officer of Stant since February 10, 1997. Prior thereto he was associated with Brunswick in various executive capacities for 18 years, including serving as Corporate Controller of Brunswick from 1988 until 1996.

   W. Thomas Margetts has been Senior Vice President-Corporate Development of Stant since October 1994. He served Stant as Senior Vice President-Human Resources and Legal from 1991 until October 1994. Mr. Margetts also served Stant as Secretary from July 1993 until October 1994.

   Thomas F. Plocinik, a certified public accountant, has been President of Trico since April 1995. From 1991 until August 1995, he served as Senior Vice President-Finance and Chief Financial Officer of Stant and from 1989 to 1991, he held executive positions at Standard-Thomson Corporation.

   Robert W. Priebe has been Senior Vice President-International of Stant since July 1994. He served Stant as Senior Vice President -Original Equipment Sales and International from 1991 until July 1994.

   William S. Wade, Jr. joined the Company as Senior Vice President-Sales & Marketing on April 1, 1997. From May 1995 until March 1997, Mr. Wade was President and Chief Executive Officer of FAG Bearings Corp., the third largest bearing company in the world and a subsidiary of FAG Kugelfisdner (Germany). Prior thereto, Mr. Wade served for more than eight years as President of CR Services, a manufacturer and distributor of seals, bearings and heavy truck accessories.

                            EXECUTIVE COMPENSATION

   The following table summarizes annual and long-term compensation with respect to the three years ended December 31, 1996, for services rendered in all capacities to the Company which was paid to the person who served as the Company's Chief Executive Officer during 1996 and the four executive officers who, at December 31, 1996, were the four most highly compensated executive officers other than the Chief Executive Officer (the "Named Executive Officers").

                                                                            LONG-TERM
                                     ANNUAL COMPENSATION          OTHER    COMPENSATION
                                ------------------------------    ANNUAL   -----------
      NAME AND PRINCIPAL                   SALARY      BONUS     COMP.(1)   OPTIONS(2)
           POSITION              YEAR         $          $          $           (#)
      ------------------        -----      ------      -------   --------  -----------
David R. Paridy(3) ..........    1996       450,000    225,000    77,346       40,000
  President and Chief            1995       450,000     90,000    79,448       35,000
  Executive Officer              1994       325,000    325,000    72,218           --
W. Thomas Margetts ..........    1996       160,600     82,000    24,034       10,000
  Sr. Vice President-            1995       153,600     30,000    21,078           --
  Corporate Development          1994       134,600     65,500    20,337           --
Gary G. Moose(4) ............    1996       198,700     45,000     6,588       12,500
  Sr. Vice President-Marketing   1995       208,800         --     3,532        5,000
                                 1994 (4)    78,373         --     2,700           --
Thomas F. Plocinik ..........    1996       248,900    183,300    27,500       15,000
  President of Trico Products    1995       232,397    105,750    29,335       10,000
  Corporation, a wholly          1994       158,000    150,000    27,283           --
  owned subsidiary
Thomas E. Schmitt(5) ........    1996       166,400     83,200     9,443       15,000
  Sr. Vice President-Finance     1995       128,398     32,000     9,419           --
  and Chief Financial Officer    1994        92,500     33,500     8,543           --

------------
(1) In connection with management's participation in the purchase of Stant Manufacturing Inc. from Emery Air Freight

       Corporation in 1987 and its work in subsequent transactions, including the acquisitions of Standard-Thomson Corporation and Epicor Industries, Inc., stock options were granted to Messrs. Paridy, Margetts and Plocinik. Payouts equivalent to dividends were made to these individuals in 1994, 1995 and 1996. These amounts are included in the figures set forth above in the Other Annual Compensation column as follows: Paridy, $49,109 each year; Margetts, $13,944 each year; and Plocinik, $16,942 each year. The balance of the amounts in this column represent (i) employer 401(k) contributions to the Named Executive Officers in 1994, 1995 and 1996, as follows: Paridy, $4,043, $4,043 and $4,156; Margetts, $2,757, $2,985 and $3,006; Moose, $0, $33 and $3,167;
       Plocinik, $2,761, $3,080 and $3,167; and Schmitt, $2,399, $3,330 and
       $3,051; and (ii) the value of certain insurance and other benefits provided to the named executive officers.
(2) Includes options granted in 1996 subject to stockholder approval of proposed amendments to the 1993 Option Plan. See Item 3 of the Schedule 14D-9 for a discussion of the effect of the Offer and the Merger Agreement on the conditional grants under the 1993 Option Plan and of the 1997 Incentive Plan.
(3) Mr. Paridy gave notice of retirement on January 23, 1997, after serving as the Company's President and Chief Executive Officer since July 21, 1993, the date of the Company's initial public offering of Common Stock (the "IPO"), and having been employed by the Company and its predecessors for 34 years. Mr. Paridy was succeeded as President and Chief Executive Officer by John P. "Jack" Reilly. Additional information with respect to the compensation which will be paid in the future to Mr. Paridy and with respect to Mr. Reilly's employment arrangements are set forth below under the caption "Employment Agreements".
(4) Mr. Moose joined the Company in September 1994 in connection with the acquisition by the Company of FEDCO Automotive Components Company, Inc. Notice of Mr. Moose's resignation as an executive officer of the Company was given on April 1, 1997.
(5) Notice of Mr. Schmitt's resignation as an executive officer of the Company was given on March 15, 1997.

                      OPTION GRANTS IN LAST FISCAL YEAR

   The following table provides information concerning grants of stock options to purchase shares of Common Stock made during the fiscal year ended December 31, 1996, to the Named Executive Officers.

                                                                                         POTENTIAL REALIZABLE
                                       PERCENT OF                                          VALUE AT ASSUMED
                                      TOTAL OPTIONS                                     ANNUAL RATES OF STOCK
                                       GRANTED TO                                       PRICE APPRECIATION FOR
                                      EMPLOYEES IN                                          OPTION TERM(1)
                          OPTIONS       CALENDAR      EXERCISE PRICE                    ----------------------
   EXECUTIVE OFFICER     GRANTED(#)      YEAR(%)         ($/SHARE)     EXPIRATION DATE     5%           10%
   -----------------     ----------   -------------   --------------   ---------------  --------     ---------
David R. Paridy
  Definitive Grants  ..    20,000                         $10.25           3/13/06       $128,923    $326,717
  Provisional
     Grants(2)  .......    20,000                         $12.44           11/1/06        156,469     396,523
                        ----------
    Total  ............    40,000         17.1%
                        ==========
W. Thomas Margetts
  Definitive Grants  ..     4,000                         $10.25           3/13/06       $ 25,785    $ 65,343
  Provisional Grants
  (2) .................     6,000                         $12.44           11/1/06         46,941     118,957
                        ----------
    Total  ............    10,000          4.3%
                        ==========
Gary G. Moose
  Definitive Grants  ..         0                           --                --            --          --
  Provisional
  Grants(2)  ..........    12,500                         $12.44           11/1/06       $ 97,793    $247,827
                        ----------
    Total  ............    12,500          5.4%
                        ==========
Thomas F. Plocinik
  Definitive Grants  ..     8,000                         $10.25           3/13/06       $ 51,569    $130,687
  Provisional Grants
  (2) .................     7,000                         $12.44           11/1/06         54,764     138,783
                        ----------
    Total  ............    15,000          6.4%
                        ==========
Thomas E. Schmitt
  Definitive Grants  ..     8,000                         $10.25           3/13/06       $ 51,569    $130,687
  Provisional
  Grants(2)  ..........     7,000                         $12.44           11/1/06         54,764     138,783
                        ----------
    Total .............    15,000          6.4%
                        ==========

------------
(1) We recommend caution in interpreting the financial significance of these figures. They are calculated by multiplying the number of options granted by the difference between a future hypothetical stock price and the option exercise price and are shown pursuant to rules of the SEC. They assume the value of Company stock appreciates 5% or 10% each year, compounded annually, for ten years (the life of each option). They do not reflect the value of the options in light of the $21.50 price payable in the Offer and the Merger.

 (2) See Item 3 of the Schedule 14D-9 for a discussion of the effect of the Offer and the Merger Agreement on the provisional grants under the 1993 Option Plan and of the 1997 Incentive Plan. In addition, the Provisional Grants of Messrs. Paridy, Moose and Schmitt of 20,000, 12,500 and 7,000, respectively, lapse three months after the termination of their employment. Mr. Paridy gave notice of retirement on January 23, 1997, and notice of Messrs. Moose's and Schmitt's resignations as executive officers of the Company was given on April 1, 1997 and March 15, 1997, respectively. Termination of employment is effective 60 days after notice.

                AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                      AND FISCAL YEAR END OPTION VALUES

   The following table shows information regarding the exercise of stock options during 1996 by the Named Executive Officers and the number and value of any unexercised, in-the-money stock options as of December 31, 1996.

                                                                                     VALUE OF UNEXERCISED
                                                      NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS AT
                      SHARES ACQUIRED    VALUE         OPTIONS AT YEAR END                 YEAR END
 EXECUTIVE OFFICER      ON EXERCISE     REALIZED  EXERCISABLE/UNEXERCISABLE(1)  EXERCISABLE/UNEXERCISABLE(1)(2)
-------------------  ---------------  ---------- -----------------------------  -------------------------------
David R. Paridy  ...        --             --           750,858/20,000(3)           $4,741,022/66,250
W. Thomas Margetts..        --             --              202,299/6,000            $1,396,097/19,875
Gary G. Moose ......        --             --             5,000/12,500(3)           $    1,875/41,406
Thomas F. Plocinik .        --             --              280,781/7,000            $1,733,295/23,188
Thomas E. Schmitt  .        --             --             20,500/7,000(3)           $   45,875/23,188

------------
(1)    Includes Provisional Grants.

(2)    December 31, 1996, the closing price of the Common Stock was $15.75.

(3) Options are not exercisable until the later of six months after the date of their grant or six months after the date of stockholder approval. The Provisional Grants of Messrs. Paridy, Moose & Schmitt of 20,000, 12,500 and 7,000, respectively, were granted on November 1, 1996 and lapse three months after the termination of their employment. Mr. Paridy gave notice of retirement on January 23, 1997, and notice of Messrs. Moose's and Schmitt's resignations as executive officers of the Company was given on April 1, 1997 and March 15, 1997, respectively. Termination of employment is effective 60 days after notice.

RETIREMENT PLANS

   The Company maintains the Stant Retirement Plan for Salaried Employees (the "Retirement Plan"), an IRS qualified plan, for its salaried employees, including its executive officers. The Retirement Plan is a defined benefit plan which is designed to provide noncontributory benefits based upon both years of service and the employee's highest five-year average annual compensation ("Final Average Earnings"), up to a maximum of $150,000 per annum, as adjusted. The benefit under the Retirement Plan is calculated at 1% of Final Average Earnings up to covered compensation (which is set by the Social Security Administration) times the employee's years of service, plus 1-1/2% of Final Average Earnings in excess of covered compensation times the employee's years of service.

   Under the Retirement Plan, benefits usually begin at the normal retirement age of 65. The Retirement Plan also provides benefits for employees electing early retirement from ages 55 through 64. If such an election is made, the benefits will be reduced to reflect the longer interval over which the benefits will be paid. Executive officers participate in the Retirement Plan on the same basis as the employees of the Company. Contributions to and benefits payable under the Retirement Plan must be in compliance with the applicable guidelines or maximums established by the Internal Revenue Code of 1986, as amended (the "Code").

   The Company has adopted the Pension Restoration Plan (the "Restoration Plan"), an unfunded plan pursuant to which the Company undertakes to pay those benefits which would otherwise be payable under the Retirement Plan, but which, due to various Code limitations, are not permitted to be funded or paid through the Retirement Plan. The Restoration Plan provides that any benefits under such plan will be paid in the same form as benefits are paid under the Retirement Plan. Plans such as the Restoration Plan are permitted under applicable law and have been adopted by many corporations. Based upon their current compensation levels, Messrs. Paridy, Margetts, Moose, Plocinik and Schmitt would each be entitled to receive retirement benefits from the Company pursuant to the Restoration Plan if any of them retired.

AMENDMENT TO 1993 OPTION PLAN

   In connection with the execution of the Merger Agreement, the 1993 Stock Option Plan for Key Employees was amended to provide that in the event of consummation of the Merger (i) the property issuable upon exercise of any theretofore unexercised option shall be cash equal to the product of (A) $21.50 less the exercise price of such option and (B) the number of Shares subject to such option, (ii) each option exercised pursuant to clause (i) shall be immediately canceled as of the date of the Merger and of no force or effect and (iii) the Company shall pay an amount in cash to the optionee within 30 days of the date of the Merger equal to the amount set forth in clause (i).

1997 INCENTIVE PLAN

   A number of grants made after October 30, 1996, were conditioned upon receiving stockholder approval of the amendments adopted by the Company Board on October 30, 1996, to the 1993 Stock Option Plan for Key Employees. As it has been decided not to seek shareholder approval of such amendments, such provisional options will be null and void. The 1997 Special Compensation Incentive Plan for Key Employees was adopted by the Company Board on April 9, 1997, in order to provide affected executives with a cash payment as soon as practicable after the merger of the Company with Sub equal to the product of
(a) the number of shares of Common Stock subject to each forfeited option held by the executive and (b) $21.50 less the option price applicable to such option.

EMPLOYMENT AGREEMENTS

   Mr. Reilly. In connection with the election of Mr. Reilly as the Company's President and Chief Executive Officer, the Company and Mr. Reilly entered into an Employment Agreement dated as of January 17, 1997, which provides for his employment as the Company's President and Chief Executive Officer until January 31, 2000 at a minimum annual salary of $500,000 and the ability to earn up to one hundred percent of his base salary annually under the Company's incentive compensation plan provided that the Company achieves specified objectives. In connection with his employment, Mr. Reilly will also receive a $1,200,000 signing bonus which, to permit full tax deductibility to the Company, will be paid over time with amounts deferred accruing interest at 8% per annum. The Company will also credit $250,000 to an account established in Mr. Reilly's name which will be hypothetically invested in an investment fund, to be designated by Mr. Reilly, until the termination of his employment with the Company and paid to him thereafter. Neither amounts credited to this account nor Mr. Reilly's signing bonus will be tax deductible to the Company until actually paid to Mr. Reilly.

   Mr. Reilly was also granted an option to purchase 300,000 shares of Common Stock at $15.375 per share, the mean between the high and low sales price of a share of Common Stock on the NASDAQ Stock Market on January 21, 1997. This option, which is scheduled to vest in equal installments on the first, second and third anniversaries of the date of grant, is exercisable for ten years and is subject to stockholder approval (but see "-1997 Incentive Plan" above). Mr. Reilly's employment may be terminated by the Company at any time "for cause".

   Mr. Reilly's employment agreement was amended by a First Amendment dated as of April 9, 1997 (the "Amendment"), the material provisions of which will become effective upon the first acceptance of shares by Sub pursuant to the Offer. The Amendment states, among other things, that (i) the term of Mr. Reilly's employment is amended to December 10, 1997 (or such later date as the parties may agree if the integration of Tomkins and the Company has not yet been completed) and (ii) if his employment is terminated without cause, if there is a constructive termination of his employment or if his term of employment expires pursuant to clause (i) above, he will be entitled to receive $1,000,000. In addition, if his term of employment is terminated by Mr. Reilly for convenience or by the Company for good cause or if his term of employment expires pursuant to clause (i) above, Mr. Reilly agrees that, for a period of six months after the termination date, he will not (i) directly or indirectly engage in any business substantially similar to the business conducted by the Stant Group or Gates in any geographical area in (ii) participate in the sale to any customer of the Stant Group or Gates of products which are substantially similar to those sold to such customer by the Stant Group or Gates, (iii) have any significant interest, directly or indirectly, in any such business; provided, however, that nothing in the Amendment will prevent him from owning in the aggregate not more than 5% of the outstanding stock of any class of a corporation that is publicly traded, so long as he has no participation in the management of such corporation or (iv) directly or indirectly solicit or induce any employee of the Stant Group or Gates to terminate his or her employment with the Stant Group or Gates or otherwise interfere with such employee's employment relationship with the Stant Group or Gates.

   If Mr. Reilly's term of employment is terminated by the Company for its convenience or by Mr. Reilly for good reason or if the term of employment expires, then on December 10, 1997 (or such later date as the parties may agree if the integration of Tomkins and the Company has not yet been completed), the Company shall pay Mr. Reilly $1,000,000 in consideration for which Mr. Reilly agrees that until the second anniversary of the termination date he will not accept employment with, or act as a director or officer of or advisor or consultant to, or have any significant ownership interest in, Cooper Industries, Inc., ITT Industries, Inc., Bosch (Robert) Gmbh, Valeo S.A., The Goodyear Tire & Rubber Company, Mark IV Industries, Inc. or any other business that manufactures, sells or purchases automotive windscreen wipers for use in the United States. The Amendment does not prevent Mr. Reilly from continuing to serve as a director of TRINOVA Corporation.

   Mr. Erwin. In connection with the election of Mr. Erwin as Senior Vice President and Chief Financial Officer, the Company and Mr. Erwin entered into an Employment Agreement dated as of February 10, 1997, which provides for his employment as the Company's Senior Vice President and Chief Financial Officer until the age of 65 at a minimum annual salary of $250,000 and the ability to earn up to 50% of his base salary annually under the Company's incentive compensation plan provided that the Company achieves specified objectives. Mr. Erwin was also granted an option to purchase 30,000 shares of Common Stock at $14.125 per share, the average market price of the Common Stock on the NASDAQ Stock Market on February 10, 1997. This option, which is scheduled to vest on the first anniversary of the date of grant or sooner if a Change in Control occurs, is exercisable for 10 years and is subject to stockholder approval (but see "-1997 Incentive Plan" above). Mr. Erwin's employment may be terminated by the Company at any time "for cause".

   Mr. Erwin entered into an Agreement dated as of April 9, 1997 with the Company pursuant to which Mr. Erwin agrees that if his employment is terminated (i) by the Company for its convenience or (ii) by Mr. Erwin as a result of an Event of Termination (as defined in Section 3(e) of his Employment Agreement dated as of February 10, 1997, with the Company) then until the second anniversary after the termination date, Mr. Erwin will not accept employment with, or act as a director or officer of or advisor or consultant to, or have any significant ownership interest in, Cooper Industries, Inc., ITT Industries, Inc., Bosch (Robert) Gmbh, Valeo S.A. or any other business that manufactures, sells or purchases automotive windscreen wipers for use in the United States, and the Company will pay Mr. Erwin $100,000.

   Mr. Wade. In connection with the election of Mr. Wade as Senior Vice President -Sales & Marketing, the Company and Mr. Wade entered an Employment Agreement dated as of April 1, 1997, which provides for his employment as the Company's Senior Vice President -Sales & Marketing until the age of 65 at a minimum annual salary of $250,000 and the ability to earn up to 50% of his base salary annually under the Company's incentive compensation plan provided that the Company achieves specified objectives. Mr. Wade was also granted an option to purchase 30,000 shares of Common Stock at $14.50 per share, the average market price of the Common Stock on the NASDAQ Stock Market on April 1, 1997. This option, which is scheduled to vest on the first anniversary of the date of grant or sooner if a Change of Control occurs, is exercisable for 10 years and is subject to stockholder approval. Mr. Wade's employment may be terminated by the Company at any time "for cause".

   Mr. Plocinik. Mr. Plocinik entered into an Employment Agreement dated as of October 31, 1996, which provides for his employment as the President of Trico Products Corporation ("Trico"), until the age of 65 at a minimum annual salary of $244,400 and the ability to earn up to 50% of his base salary annually under the Company's incentive compensation plan provided that the Company and/or Trico achieve specified objectives. Mr. Plocinik's employment may be terminated by the Company at any time "for cause".

   Mr. Margetts. Mr. Margetts entered into an Employment Agreement dated as of October 31, 1996, which provides for his employment as the Company's Senior Vice President -Corporate Development until the age of 65 at a minimum annual salary of $156,000 and the ability to earn up to 50% of his base salary annually under the Company's incentive compensation plan provided that the Company achieves specified objectives. Mr. Margetts' employment may be terminated by the Company at any time "for cause".

   The employment of any of the executive officers referred to in the preceding paragraphs may be terminated by the Company at any time "for cause", as defined in their respective agreements. Generally, if the employment of any such executive is terminated without cause or if there is a constructive termination of his employment (which includes an ordered relocation of the executive's place of employment which results in his commutation increasing by more than 50 miles round trip), he will be entitled to receive payment of his then-current base salary for one year following the date of the termination of his employment together with any earned but unpaid compensation under the incentive compensation plan remaining unpaid under the plan for the year in which such termination occurs. Generally, if the employment of any such executive is terminated without cause or if there is a constructive termination of his employment after a Change of Control (as defined below), he will be entitled to (i) receive, in one lump sum, cash in an amount equal to two times his then current base salary and maximum incentive award and (ii) continue to participate for up to two years following the termination of his employment in all pension, retirement and welfare plans of the Company in which he participated at the time his employment was terminated.

   The term "Change of Control" generally means (i) the acquisition by any person (as such term is defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of 20% of more or the combined voting power of the Company's outstanding securities entitled to vote generally in the election of Directors (the "Voting Securities") or (ii) a majority of the Directors of the Company are individuals who were not nominated by the Board of Directors; provided, however, that (y) the acquisition or disposition of any portion of the combined voting power of the Voting Securities by BCP and/or by any person affiliated with BCP (BCP and all such persons being, collectively, the "Bessemer Group") shall in no event constitute a Change of Control and (z) the acquisition by any person who is not a member of the Bessemer Group of 20% or more of the combined voting power of the Voting Securities shall not constitute a Change of Control so long as during the entire time such person possesses 20% or more of such voting power the Bessemer Group has the power to vote 50% or more of such voting power. In any dispute or controversy arising under the employment agreement following a Change of Control, the Company agrees to pay the reasonable fees and expenses of one legal counsel for executive officer; provided, however, that executive officer acts in good faith and in the reasonable belief of the merit of executive officer's position.

   Mr. Paridy. In accordance with an Employment Agreement dated October 31, 1996, between Mr. Paridy and the Company, until March 31, 1999, Mr. Paridy will continue to receive payments at the annual rate of $450,000, the base salary he was being paid at the time of his retirement, and will continue to participate in all pension, retirement and welfare plans of the Company in which he was participating at the time he ceased to be a full time employee of the Company.

                               PERFORMANCE GRAPH

   The following information compares the cumulative total return on the Common Stock for the period commencing July 21, 1993 (the date of the IPO) and ending December 31, 1996 with the cumulative total return on the S&P 500 Index and the S&P Auto Parts-Aftermarket Index over the same period, assuming an initial investment of $100 on July 21, 1993 with all dividends reinvested.

                          TOTAL SHAREHOLDER RETURNS
                            (DIVIDENDS REINVESTED)



          [GRAPHIC OMITTED-TABLE BELOW REPRESENTS PERFORMANCE GRAPH]




                              7/21/93    DEC. 93    DEC. 94    DEC. 95    DEC. 96
                            ---------  ---------  ---------  ---------  ---------
Stant Corporation             100.00     126.83      92.84      61.83     100.53
Auto Parts & Equipment 500    100.00     105.68      92.16     113.94     127.84
S&P 500 Index                 100.00     105.74     107.14     147.40     181.24

* The IPO price used to calculate the Total Return to Stockholders as of July 21, 1993 was $16.00. The S&P 500 and the S&P Auto
       Parts-Aftermarket were both calculated using the closing price on July 21, 1993.

                    PRINCIPAL HOLDERS OF VOTING SECURITIES

   The following table sets forth certain information regarding the beneficial ownership of the Common Stock, as of the date of this Statement, by (a) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (b) each of the Company's Directors and Named Executive Officers and (c) all Directors and executive officers as a group:

                                                            NUMBER OF
                                                              SHARES      PERCENT (11)
                                                         --------------   ------------
Bessemer Capital Partners, L.P. ........................   9,237,843(1)      56.93%
 630 Fifth Avenue
 New York, NY 10111
Tomkins PLC@  ..........................................   9,229,595         50.10%
 East Putney House
 84 Upper Richmond Road
 London SW15 2ST, England
Dimensional Fund Advisors, Inc. ........................   1,131,600(2)       6.97%
 1299 Ocean Avenue, 11th Floor
 Santa Monica, CA 90401
David R. Paridy# .......................................     966,858(3)       5.44%
 3088 Lantern Trail
 Richmond, IN 47374
The Prudential Insurance Company of America  ...........     944,700(4)       5.82%
 751 Broad Street
 Newark, NJ 07102-3777
Edward O. Gaylord* .....................................      19,337(5)          x
Robert D. Lindsay* .....................................       4,083(1)(6)       x
W. Thomas Margetts+ ....................................     203,399(7)       1.16%
Gary G. Moose+ .........................................       5,000(8)          x
Thomas F. Plocinik+ ....................................     280,981(9)       1.58%
Ogden M. Phipps* .......................................       9,073(1)(6)       x
J.P. Reilly* ...........................................           500           x
A. William Reynolds* ...................................      11,143(6)          x
Thomas E. Schmitt# .....................................     20,500(10)          x
Ward W. Woods* .........................................       4,083(1)(6)       x
All Directors and Executive Officers as a group (twelve)     1,803,463       10.15%

------------
*      Indicates a Director

@      Pursuant to the Stockholder Agreement

+      Indicates a Named Executive Officer

x      Owns less than 1%

#      Indicates a former Executive Officer

 (1) The number of shares held by BCP also includes 8,248 shares owned by certain employees or former employees of BSC. BCP owns 9,229,595 shares of the Common Stock. The sole general partner of BCP is Kylix Partners, L.P., a Delaware limited partnership ("Kylix"), which has its principal office at 630 Fifth Avenue, New York, New York 10111. Kylix's only activity is acting as the general partner of BCP. The general partners of Kylix are Quentin Corporation, a Delaware corporation ("Quentin") (Quentin is the managing general partner of Kylix), Belisarius Corporation, a Delaware corporation ("Belisarius"), and East Harbor Corporation, a Delaware corporation ("East Harbor"), each of which has its principal office at 630 Fifth Avenue, New York, New York 10111. Quentin, Belisarius and East Harbor are wholly owned by, respectively, Mr. Woods, Mr. Lindsay and Mr. Michael B. Rothfeld. The principal limited partner of BCP is BSC, a Delaware corporation, which has its principal office at 630 Fifth Avenue, New York, New York 10111, and whose principal activity is making investments. Approximately 93% of the common stock of BSC is owned by trusts for the benefit of the heirs of the late Henry Phipps, including Ogden M. Phipps, a director of the Company.

(2) All information is based solely upon a statement on Schedule 13-G, dated February 5, 1997, filed with the SEC. Dimensional Fund Advisors, Inc. ("Dimensional Fund") is an investment advisor registered under
       Section 203 of the Investment Advisors Act of 1940 (the "Investment Act"). All Shares of Common Stock reported as beneficially owned by Dimensional Fund are owned by the advisory clients of Dimensional Fund, no one of which, to the knowledge of Dimensional Fund, owns more than 5% of the outstanding shares of Common Stock. Dimensional Fund has sole dispositive power over all 1,131,600 shares reported as beneficially owned by it, sole voting power over 785,600 of such shares and shared voting power over the remaining 346,000 such shares. Persons who are officers of Dimensional Fund also serve as officers of DFA Investment Dimensions Group, Inc. (the "Fund") and The DFA Investment Trust Company (the "Trust"), each an open-end management investment company registered under the Investment Act. In their capacities as officers of the Fund and the Trust, these persons vote 140,500 shares which are owned by the Fund and 205,500 shares which are owned by the Trust.

(3) Includes 1,000 shares held by his son, which are deemed beneficially owned by Mr. Paridy. Also includes 770,858 shares under certain option grants which are, or will in the next 60 days become, exercisable. Mr. Paridy resigned as a Director, and retired as President and Chief Executive Officer, of the Company on January 23, 1997.

(4) All information is based solely upon a statement on Schedule 13-G, dated February 3, 1997, filed with the SEC. Prudential Insurance Company of America ("Prudential") is an insurance company as defined in
       Section 3(a)(19) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and an investment advisor registered under
       Section 203 of the Investment Act. The 944,700 shares of the Common Stock reported as beneficially owned by Prudential are held for the benefit of Prudential's clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates, all of which holdings Prudential reports on a combined basis for the purpose of administrative convenience. Prudential has sole voting power and sole dispositive power over 616,800 shares of Common Stock and shared voting power and shared dispositive power over 327,900 shares of Common Stock.

(5) Includes 5,000 shares held by Mr. Gaylord in an individual money purchase pension plan and 4,337 shares under certain option grants pursuant to the Directors Option Plan which are, or will in the next 60 days become, exercisable.

(6) With respect to Messrs. Lindsay, Phipps, Reynolds and Woods, 4,083, 4,073, 1,143 and 4,083 of these shares, respectively, represent option grants pursuant to the Directors Option Plan which are, or will in the next 60 days become, exercisable.

(7) Includes 1,100 shares owned by two foundations of which Mr. Margetts is the principal manager. Mr. Margetts disclaims beneficial ownership of such shares. Also includes 202,299 shares under certain option grants which are, or will in the next 60 days become, exercisable.

(8) Includes 5,000 shares under certain option grants which are, or will in the next 60 days become, exercisable. Mr. Moose resigned as an executive officer of the Company on April 1, 1997.

(9) Includes 200 shares owned by his adult children. Mr. Plocinik disclaims beneficial ownership of such shares. Also includes 280,781 shares under certain option grants which are, or will in the next 60 days become, exercisable.

(10) Includes 20,500 shares under an option grant which is, or will in the next 60 days become, exercisable. Mr. Schmitt resigned as a executive officer of the Company on March 15, 1997.

(11) Each beneficial owner's percentage ownership is determined by including shares subject to options held by such person (but not including shares subject to options held by any other person) which are exercisable within 60 days.

         COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Compensation Committee is composed of three nonemployee Directors:
Robert D. Lindsay, A. William Reynolds and Ward W. Woods. Mr. Woods serves as Chairman of the Committee. Messrs. Woods and Lindsay are sole shareholders of corporations which are general partners of (i) a limited partnership which is the sole general partner of BCP, the owner of 56.88% of the outstanding shares of Common Stock and (ii) BP&Co., the general partnership to which the Company pays and has paid the fees described below.

   BP&Co. provides the Company on a continuing basis with Management Services Agreement. For such services the Company pays BP&Co. an annual fee in equal quarterly installments and reimburses BP&Co. for out-of-pocket expenses. Since January 1, 1995 the annual fee has been $850,000.

    Bessemer Trust Company N.A. ("BTC") serves as trustee, administrator and investment manager for certain of the Company's defined benefit retirement plans, including the Retirement Plan. Fees paid to BTC for investment management, trustee, administrative and other services rendered on behalf of such plans in 1996 amounted to $525,000. Messrs. Phipps and Woods are directors of BGI and BTC.

           COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

   The Compensation Committee oversees the compensation and benefit programs provided to executive officers of the Company. In developing appropriate policies for these programs, the Compensation Committee has in past years used the services of nationally-known independent employee compensation and benefit firms.

COMPENSATION POLICIES

   The Company's executive compensation policies are based on the principle that compensation paid by the Company should be competitive with the market place and should be structured to recognize and encourage exceptional performance. In determining the appropriateness of compensation, the Compensation Committee has in past years retained an independent firm to provide data for the Committee's consideration as to the compensation practices of manufacturing companies similar in size, capitalization and profitability to the Company (the "Comparison Group"). (Most of the Comparison Group companies are not in the S&P Auto Parts-Aftermarket Index, referred to on pages 9 and 10, which includes the companies with greater revenue bases.)

   With respect to the executive officers of the Company, the Compensation Committee endeavors to provide these officers with a competitive salary with above average reward opportunities tied into the Company's success in creating value for its stockholders. Accordingly, the Compensation Committee periodically reviews salaries of executive officers and makes adjustments if warranted by corporate and individual performance. The Committee considers salary data of the companies in the Comparison Group to confirm that salary rates of executive officers generally do not exceed the 60th percentile of base pay for similar positions in the Comparison Group. The Committee does want to provide executive officers with the opportunity to earn significant additional compensation through the Company's short-term and long-term incentive compensation programs Under these programs, if corporate and individual goals are substantially met or exceeded, the executive officers can earn an amount in the high end of the range for companies in the Comparison Group.

ANNUAL COMPENSATION

   The principal components of an executive officer's cash compensation, which in the case of the Named Executive Officers are provided for pursuant to an employment agreement (the material terms of which are disclosed on pages 8 and 9), are base salary and incentive pay. Base salaries paid to the executive officers are reviewed periodically (usually once a year) and increases may be approved by the Compensation Committee depending on an executive officer's current pay, individual performance, relationship to others in the organization, inflation information and compensation data for similar positions in the Comparison Group as provided by an independent firm. In determining whether to approve a salary adjustment, the individual's performance in discharging his assigned duties and responsibilities is the most important factor, although no factor is assigned any particular weight and no one factor is controlling. With one exception, in 1996 the Compensation Committee limited salary increases for the executive officers to cost of living adjustments. The one exception was a 10% merit increase to an executive officer (who is not a Named Executive Officer) in connection with an expansion of his duties and responsibilities.

   Under their employment agreements with the Company, executive officers may also be paid annual incentive awards. Such payments are made pursuant to an incentive plan adopted at the beginning of each plan year, designating the participants in the plan, which include executive officers, staff officers and the general managers of the Company's operating units, and setting the bonus rate for each participant. In addition under the plan, financial targets for the Company and its operating units are set and each participant is assigned specific individual objectives. For executive officers, the financial targets are the Company's budget for "income from operations" for the year, which is usually set at a 10% or better improvement over comparable prior year results, and for "operating cash flow". The individual objectives relate to the participant's particular job function. A participant may earn a full incentive award (50% of base salary in the case of an executive officer) if the Company achieves its financial targets (and the unit achieves its financial targets where a unit's general manager is a participant) and the individual performance objectives are attained. An additional payment (according to formula) may be earned if financial targets are exceeded. A partial incentive award will be paid if the Company achieves 85% or more of the financial targets. Notwithstanding the plan formulas used to determine the amount of a bonus, the Committee retains the right to increase or reduce the amount of the payment to any participant for any reason which it, in its sole discretion, determines. For instance, even if the financial targets are achieved, an executive officer will not be paid a bonus if not warranted by the individual's performance as determined by the Committee in the case of the President and by the Committee and President in the case of the other executive officers.

   If financial objectives are not met, the Committee will consider, on an individual basis, authorizing an incentive payment on a discretionary basis to a participant. Factors considered by the Compensation Committee in making its determination with respect to authorizing a discretionary incentive payment to an executive officer include the following: (i) extent of improvement in financial results (principally income from operations) by the Company over prior year financial results, (ii) actual financial results compared against budget, (iii) extent of accomplishment of preassigned individual objectives and (iv) outstanding Company performance, such as the development of new product lines and individual performance during the course of the year. The Committee's determination is subjective as no one factor is assigned any particular weight and no one factor is controlling.

   With respect to performance in 1996, the executive officers were granted awards under the bonus plan based upon achievement of individual objectives and the Company achieving 100% of both of the financial targets. The bonus awards recognized, among other things, that in 1996 consolidated revenue, net income and earnings per share increased 7%, 46% and 46%, respectively, over 1995.

LONG-TERM COMPENSATION

   During 1996, stock option grants covering a total of 233,500 shares of Common Stock were made to key executives of the Company, of which grants 92,500 were made to the Named Executive Officers. The size of those grants were based, in part, upon recommendations made by an independent firm which obtains and analyzes information on the stock option practices of the companies in the Comparison Group. In the opinion of the Compensation Committee, stock options align the interests of employees with stockholder interests, provide incentive for the creation of stockholder value over the long term and significantly aid in recruiting and retaining key personnel.

BENEFITS

   The Company provides certain supplemental benefits to executive officers to ensure that it can compete effectively for executive talent. These benefits include additional Company-paid group life insurance and the Restoration Plan as described in the section on "Retirement Plans" on page A-8.

CHIEF EXECUTIVE OFFICER COMPENSATION

   The Compensation Committee meets annually without the Chief Executive Officer present to evaluate his performance and to determine his compensation.

   With respect to compensation paid for 1996 to David R. Paridy, the former President and Chief Executive Officer of the Company, the Committee based its determinations on the same criteria used for its compensation decisions regarding base salaries and annual incentives for the other executive officers. In 1995 Mr. Paridy's base salary was established by the Committee after reviewing salary data for companies in the comparison group. Mr. Paridy's base salary was not changed for 1996. With respect to 1996 annual incentive compensation, as with the other executive officers, the Committee decided to award a bonus based upon achievement of both individual objectives and the Company achieving 100% of both of the financial targets. In evaluating Mr. Paridy's performance for purposes of the annual incentive award, the Committee considered, among other factors, the fact that in 1996 consolidated revenues, net income and earnings per share increased 7%, 46% and 46%, respectively.

   Mr. Paridy retired in January 1997 and was succeeded by Mr. Reilly. With respect to compensation that will be paid to Mr. Reilly pursuant to the Employment Agreement which he entered into with the Company, see "Employment Agreements" above.

                                          COMPENSATION COMMITTEE OF THE BOARD
                                          OF DIRECTORS

                                          Ward W. Woods, Chairman
                                          Robert D. Lindsay
                                          A. William Reynolds

           SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   As a public company, the Company's directors, executive officers and more than 10% beneficial owners are subject to the reporting requirements of
Section 16(a) of the Securities Exchange Act of 1934.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Since 1994, BP&Co, a partnership which has as its general partners corporations owned by Messrs. Woods, Lindsay and Rothfeld, provided the Company with management, financial, strategic planning and advisory services pursuant to a Management Advisory Services Agreement (the "Management Services Agreement"). During 1996, pursuant to the Management Services Agreement, the Company paid BP&Co. $850,000 in fees and reimbursed BP&Co. for expenses. Pursuant to the Stockholder Agreement dated as of April 9, 1997, among Tomkins, Sub and BCP, BCP has agreed to terminate the Management Services Agreement effective as of the date Sub first accepts for payment Shares pursuant to the Offer. The Management Services Agreement is also summarized in the section "Compensation Committee Interlocks and Insider Participation" on page A-14.

   BTC serves as trustee, administrator and investment manager for certain of the Company's defined benefit retirement plans, including the Company's Retirement Plan for Salaried Employees. (BTC is a wholly owned subsidiary of BGI, which the heirs of the late Henry Phipps own directly or through trusts for their benefit.) Fees paid to BTC for investment management, trustee, administrative and other services rendered on behalf of such plans in 1996 amounted to $525,000. Messrs. Phipps and Woods are directors of BGI and BTC.

                                                            ANNEX B


MORGAN STANLEY

                                                      MORGAN STANLEY & CO.
                                                      INCORPORATED
                                                      ONE FINANCIAL PLACE
                                                      440 SOUTH LA SALLE STREET
                                                      CHICAGO, IL 60605
                                                      (312) 706-4000






                                               April 9, 1997




Board of Directors
Stant Corporation
425 Commerce Drive
Richmond, IN  47374

Members of the Board:

We understand that Stant Corporation ("Target" or the "Company"), Tomkins Corporation ("Buyer") and E&W Acquisition Corp., a wholly owned subsidiary of Buyer ("Acquisition Sub"), have entered into an Agreement and Plan of Merger, dated as of April 9, 1997, (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Target for $21.50 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into Target. Pursuant to the Merger, Target will become a wholly owned subsidiary of Buyer and each outstanding share of Common Stock other than shares held in treasury or held by Buyer or any affiliate of Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $21.50 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

We further understand that approximately 57% of the outstanding shares of Common Stock are owned by Bessemer Capital Partners, L.P ("BCP") and that concurrently with the execution and delivery of the Merger Agreement, Buyer, Acquisition Sub and BCP have entered into a Stockholder Agreement dated as of April 9, 1997 (the "Stockholder Agreement") pursuant to which BCP agrees to take certain actions to support the transactions contemplated by the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                                                       MORGAN STANLEY


For purposes of the opinion set forth herein, we have:

         (i) reviewed certain publicly available financial statements and other information of the Company;

         (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

         (iii) reviewed certain financial projections prepared by the management of the Company;

         (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

         (v) reviewed the reported prices and trading activity for the Common Stock;

         (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

         (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

         (viii) reviewed the Merger Agreement, dated April 9, 1997, the Stockholder Agreement, dated April 9, 1997 and certain related documents; and

         (ix)      performed such other analyses as we have deemed appropriate

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have been engaged to provide this opinion to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for the Company and BCP and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing by the Company with the Securities and Exchange Commission in connection with the Tender Offer and Merger. In addition, Morgan Stanley expresses no opinion or recommendation as to whether holders of Common Stock should accept the Tender Offer.

                                                       MORGAN STANLEY


Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.



                                       Very truly yours,

                                       MORGAN STANLEY & CO. INCORPORATED



                                       By:  /s/ T. Sands Thompson
                                          -------------------------------------
                                          T. Sands Thompson
                                          Vice President